SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13A-16 OR 15D-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

FOR THE PERIOD BETWEEN August 7, 2003 AND August 11, 2003

CHINADOTCOM CORPORATION

(Exact name of Registrant as specified in its Charter)

34/F, Citicorp Centre

18 Whitfield Road

Causeway Bay, Hong Kong

(Address of Registrant’s Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.)

Form 20-F     x      Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934).

Yes               No     x

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

EXHIBITS

Exhibit	Description

1.1	Press Release dated August 8, 2003 Response to inquiries concerning chinadotcom’s Q2 2003 results

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 11, 2003

CHINADOTCOM CORPORATION

By:	/s/ Steven Chan
Steven Chan Director, Legal

EXHIBIT INDEX

Exhibit	Description

1.1	Press Release dated August 8, 2003 Response to inquiries concerning chinadotcom’s Q2 2003 results

Exhibit 1.1

Response to inquiries concerning chinadotcom’s Q2 2003 results

HONG KONG August 08, 2003 Following the release of chinadotcom’s Q2 2003 results and the company’s earnings and operations review conference call, chinadotcom received and continues to receive questions from investors, many of which are similar inquiries. The company believes that it would be beneficial to highlight these similar inquiries, together with the company’s response, in this press release so that all shareholders may have the opportunity to read the company’s responses. The information contained in this press release is not meant to be considered in isolation of, or as a substitute for, the review of our earnings results and summary financial statements issued on August 6, 2003 and the related conference call replay, each of which investors may access via our corporate website at www.corp.china.com

The similar inquiries and the company’s respective responses are as follows:

1.	What are some of the key points of chinadotcom’s operations that an investor should bear in mind?

As we stated in our Annual Report, we have historically operated as a pan-Asian integrated Internet company with our business model centered around our e-business Solutions and advertising businesses, including e-marketing services, portal services and other media.

Our business model has evolved and has been streamlined. We now operate primarily two business lines - software & outsourcing and mobile & portals. Our software & outsourcing business is growing, albeit from a small base, and is profitable. Our mobile business is growing and is profitable. We purchased Newpalm and have integrated them into our SMS Portal network and are making progress. We have made further inroads by announcing a definitive agreement to acquire our second SMS company, eLux.

Our online advertising network and marketing revenues have declined, but we have deliberately, and consistently for more than a year, moved to exit from the low-margin network online advertising business. This is different from online advertising on our own portal advertising business that is growing from a low base. We continue to exit low-margin business like online advertising network operations and our low-end “web development” consultancies.

Simply put, the company we were a few quarters ago is not the company we are today.

Over recent quarters, our revenues are growing, our margins are improving, and our operating profit is improving. Acquisitions have been one key component to the improvements, and this is a KEY part of our strategy. Recognizing that some of our existing businesses are not performing as well as we would like, we need to transform our business and improve our growth and margins, in effect to combine potential organic growth with acquisitions for the future.

2.	Where does the company’s balance sheet stand? Looking at Q2 2003 vs. Q1 2003 and Q2 2003 vs. each of Q2 2002 and Q2 2001?

Our cash and cash equivalents balances, net of loans, is US$360 million as at the end of June 2003.

There have been movements of cash between pure cash holdings and our AAA-rated US government treasuries and agency bonds. Our net cash balances fell by US$6 million compared to the US$366 million net balance at the end of Q1 2003. Excluding the US$14 million first tranche purchase of Newpalm, our cash levels would have risen to US$374 million at the end of the 2nd quarter.

The reduction in the pure cash levels is due to repayment of loans and the re-investment into US government treasury and agency bonds. While the ‘available-for-sale debt securities’ line increased by about $95 million, such a movement does not change the net cash and cash equivalents position of the company. The company has cash to invest in treasuries and other high credit rating debt securities to provide a better return for investors than keeping it in the bank, while maintaining a conservative stance in AAA-rated US government bonds.

As above, Q2 2003 cash and cash equivalents was US$360 million. Last year in Q2 2002, cash and cash equivalents were US$376 million. In the past year, we have preserved cash while acquiring two profitable established companies (Newpalm and Praxa).

3.	In comparison with the other portals, you are late to SMS and now that you have purchased Newpalm, what do you plan to do with it?

The company has been monitoring the SMS industry since its inception only 5 quarters ago (Q1 2002). We conducted due diligence on many mobile-related companies for potential acquisition since late 2002 and finally settled on Newpalm. We took decisive action to get into the market sector and believe we entered at the right time. Our first quarter in this sector clearly demonstrated we made the right decision.

Even prior to acquiring Newpalm, it competed successfully with its portal competitors both on a geographic and service offering basis. Our goal with this integration of Newpalm and our portal network only serves to further strengthen Newpalm’s competitiveness. Furthermore, we expect to monetize our portals through the repackaging of such content into premium SMS content via Newpalm’s SMS platform.

Looking at our pending second SMS acquisition, its company’s strength is in its downloadable products like ringtones, and wallpapers as well as its geographic reach into Southern China. With the addition of acquisition’s 1 million subscriptions layered upon Newpalm’s 4.4 million subscription base, we can now cross-market Newpalm’s and our portal network’s SMS offering as well.

The SMS Portal market is in the early days of development. It is basically 5 quarters old. While competition is keen, at this point, we see that the market is large enough for multiple players and the potential mobile user customer base continues to expand.

4.	With respect to some of your recent acquisitions you speak of structuring them with earn-outs or clawbacks, please explain what that means?

An earn-out refers to an arrangement in which sellers of a business receive payments, including additional future payment, based on future earnings of that business. Therefore, the actual price we pay in the context of a price-earnings multiple is dependent upon the current and future years’ earnings of that business.

Typically, we make an initial payment that equates to 20-40% of total expected consideration (based on projections of that business’ earnings at the time of the purchase). We then pay subsequent installments which amounts correlate to the price-earning multiple for subsequent earnings periods.

In certain acquisitions, we have also used “clawbacks” whereby if a business did not achieve earnings in subsequent period, prior payments made to the sellers of that business are contractually clawed back and returned to us. Further, if the business does not make earnings, then we do not make payments.

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We believe the earn-out acquisition structure is favorable for a number of reasons that includes:

•	The earnings of the acquired business are effectively used to pay for that business. If no earnings, then no further payments.

•	The sellers (many of whom are founders who remain with the acquired business) are more tangibly incentivized to achieve positive operating results.

•	Each of the company and the acquired business share in the potential upside of the acquired company’s performance.

5.	Was the company profitable in Q2 2003?

For the past 3 consecutive quarters, the company has been US GAAP profitable.

6.	Does the company still have any losses from continued operations?

In Q2 2003, we posted a small operating loss primarily from losses from the remaining low-margin business such as online advertising network. Our core operating business - mobile & portals and software & outsourcing are operating profitably and growing.

On a total combined basis, losses have reduced steadily over the past year from US$11.2 million in the Q2 2002, down to US$2.7 million in Q1 2003 and to less than US$267,000 in Q2 2003, marking a reduction of losses by 90% quarter on quarter and 98% year on year.

7.	We know that you have been exiting businesses like low-margin, web development and the online advertising network, what percentage of your revenue comes from the remaining organic businesses and what was that revenue’s gross margin?

In this regard, as of Q2 2003, 61% of our revenues derives from new businesses that we acquired in 2003. This includes Newpalm and Praxa.

As the company has actively moved to evolve towards strategic, high margin, greater recurrent revenue and more scalable businesses, we have, and will continue to, exit from the low-margin network advertising business and our low-end “web development” consultancies.

39% of Q2 2003’s revenues came from existing consolidated organic business, the gross margin of existing consolidate organic business was 37%. 61% of Q2 2003 revenues came from acquired businesses; the gross margin from these acquired businesses was 48%.

We will continue to examine each of our businesses, new or old, and exit low margin, non-strategic businesses. We will continue to focus on acquiring, partnering with or investing in businesses that are high margin and strategic.

8.	What were some of the factors that contributed to gross margin increasing from 35% to 44% in Q2 2003?

Our revenues in Q2 2003, and hence our gross profit, included contributions from new acquisitions. Newpalm, our new mobile SMS acquisition, was acquired in April 2003 and provides a gross margin contribution above 80%. We stated in our 1st quarter results announcement on May 7th 2003 that Newpalm had been acquired and would only be consolidated from Q2 2003 onwards.

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9.	What have you done in online games and what are your plans, can you explain the cost structure of this new sector?

The launching of our first online game was to gain operating experience and solidify our business plan in that space. We just completed beta testing and we are now in the open test phase. The game, Thesa Online at www.thesa.com.cn, is gaining traction and has encouraged us to seek more content and consider acquisitions in this sector.

At this stage of development of the online and mobile gaming market in China, profitable revenues is in the operating of these games, not in the development of the games itself. Using the movie industry as an analogy, the larger profits streams come from running of the movie theatre rather than being the movie studio. We license the games from the developers on a license fee plus revenue sharing basis. As the operator, we are responsible for marketing and customer management. There are many data centers in China that are willing to provide required bandwidth and hardware on a revenue sharing basis.

Currently, the online games and mobile games have developed independently in China. We are active in both sectors through eLux and our online game launch.

Replay of Q2 2003 Earnings Conference Call

chinadotcom held its Q2 2003 earnings and operations review conference call on August 6th, 2003. Investors can obtain an audio replay of the call at USA Toll Free Number: 800-839-2867, alternatively the conference call replay can be heard on the Internet at http://www.talkpoint.com/viewer/starthere.asp?pres=103087.

About chinadotcom corporation

chinadotcom corporation (Nasdaq: CHINA; Website: www.corp.china.com) is a leading integrated enterprise solutions and software company offering technology, marketing, mobile and portal services for companies throughout Greater China and the Asia-Pacific region, the US and the UK. With operations in 10 markets, with over 1,000 employees - the companies under the chinadotcom group have extensive experience in several industry groups including finance, travel and manufacturing, and in key business areas, including e-business strategy, packaged software implementation and development, precision marketing and supply chain management. chinadotcom leverages this expertise with alliances and partnerships to help drive innovative client solutions.

A separate software unit, CDC Software, spearheads the company’s strategy to move up the value curve in the software services and products area. It focuses on building up the company’s IP assets base, establishing partnerships with software vendors and broadening its overall software product offerings in the areas of enterprise solutions and integration. It currently has over 1,000 installations and more than 600 customers in the Asia Pacific region.

In our Mobile and Portals unit, the company operates popular news, email and consumer service portal websites in China, Hong Kong and Taiwan. Through the recent acquisition of Newpalm (China) Information Technology Co., Ltd. (“Newpalm”), the company now offers consumer-based and enterprise-based SMS and mobile application software development services. We currently have over 4.4 million paid subscriptions in China on a platform that works on both the CDMA and GSM systems, with connectivity and service agreements with mobile network operators in over 26 provinces. Newpalm is a wholly-owned subsidiary of hongkong.com Corporation, a mobile applications and portal arm and 81%-owned subsidiary of chinadotcom.

The company also established CDC Outsourcing, which allows for elements of workflow such as client and project management to be provided in the contracted country (i.e. UK, US or Australia), with technology and applications sourced from the company’s low-cost, CMM-certified outsourcing center in China. We acquired an Australian IT outsourcing and professional services organization, focused on the development of relationships with large organizations that have a need for outsourced application development, management and maintenance. The Australian entity has established a solid client base consisting mainly of large enterprises and government agencies. In addition, we anticipate the Australian entity will provide a distribution platform for chinadotcom’s self-developed software products as well as for the range of software solutions that chinadotcom currently delivers across the Asia Pacific region. Finally, we established a 51/49 joint venture with a strong IT outsourcing service partner headquartered in Bangalore, India. The JV aims to provide a broad range of outsourcing related services to major software vendors and enterprises in the United States, Europe and Asia-Pacific region. It has sales and marketing offices in the United States, the United Kingdom and Australia while its offshore development will be focused on India and China.

For more information about chinadotcom corporation, please visit www.corp.china.com.

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Safe Harbor Statements

This press release includes certain “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995. These statements are based on chinadotcom management’s current expectations and are subject to risks and uncertainties and changes in circumstances. All forward-looking statements included in this press release are based upon information available to chinadotcom as of the date of the press release, and it assumes no obligation to update or alter its forward looking statements whether as a result of new information, future events or otherwise. Further information on risks or other factors that could affect chinadotcom’s results of operations is detailed in its filings with the United States Securities and Exchange Commission, including the Annual Report for the year ended December 31, 2002 on Form 20-F filed on June 16, 2003.

For further information, please contact:

Media Relations

Jane Cheng, Public Relations Manager

Tel:	(852) 2961 2750
Fax:	(852) 2571 0410
e-mail:	jane.cheng@hk.china.com

Investor Relations

Craig Celek, US, VP, Investor Relations

Tel:	1 (212) 661 2160
Fax:	1 (973) 591 9976
e-mail:	craig.celek@hk.china.com

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